

AB 3/6

UNITED STATES 07002092
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prebon Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City	**New Jersey**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julian Currie **(201) 557-5096**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AB 3/6

PREBON SECURITIES (USA) INC.
(S.E.C. I.D. No. 8- 38243)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Section 15C of the
Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Prebon Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of Prebon Securities (USA) Inc., (the "Company") as of December 31, 2006 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Prebon Securities (USA) Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

PREBON SECURITIES (USA) INC.

Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	12,912,400
Cash segregated under federal regulations		14,000
Receivables from brokers, dealers, financial institutions and clearing organizations		3,787,700
Due from affiliates		5,972,000
Income tax receivables		136,500
Prepaid expenses		48,500
Deferred tax assets		76,300
Other assets		9,300
TOTAL ASSETS	$	22,956,700

Liabilities and Stockholder's Equity

Liabilities

Payables to brokers, dealers, financial institutions and clearing organizations	$	1,278,600
Accrued personnel costs		3,201,300
Accounts payable and accrued liabilities		94,600
Due to affiliates		215,200
Total liabilities		4,789,700

Stockholder's Equity

Common Stock, $1.00 par value; 1,000 shares authorized, issued and outstanding		1,000
Paid in Capital		3,922,400
Retained Earnings		14,243,600
Total stockholder's equity		18,167,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,956,700

See notes to statement of financial condition.

1. ORGANIZATION AND OPERATIONS

Prebon Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Prebon Yamane (USA) Inc. ("PY(USA)"), which is a wholly-owned subsidiary of Fulton Prebon Administrative Services LLC ("FPAS"). FPAS is a wholly-owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), which is a 100% owned subsidiary of Tullett Prebon Group Limited, formerly known as Tullett Liberty Limited, which is a wholly-owned subsidiary of Tullett Prebon plc ("TPP"), formerly known as Collins Stewart Tullett plc., the ultimate parent company and a United Kingdom public company.

The Company is a government securities broker-dealer registered with the Department of Treasury and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts on a riskless principal basis, as defined by the NASD, in arranging the acceptance and placement of government securities and repurchase agreements between banks, corporations and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes regarding personnel costs, tax and other matters. Actual results could differ from those estimates.

Securities transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations. The company cleared its transactions through an affiliate on a fully disclosed basis.

Income Taxes—The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS No. 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company is included in the consolidated U.S. Federal income tax returns of TPHC. The Company files State and Local income tax returns in New Jersey individually. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal

tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the statement of financial condition.

New Accounting Developments— In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is evaluating the impact of adopting SFAS No. 157.

Estimated Fair Value of Financial Instruments—SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH AND CASH EQUIVALENTS & CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash and cash equivalents includes short-term investments of $12,615,000, and other cash balances of $311,400. Short-term investments consist of money market funds held at one U.S. financial institution. These investments are recorded at cost plus accrued interest, which approximates fair value, and have varying maturity dates within ninety days. The other cash accounts are held on deposit at two U.S. financial institutions.

Cash segregated under federal regulations represents funds on deposit with Bank of New York to satisfy requirements for the conduct of the Company's daily operations.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 2,577,300	$ -
Clearing organizations	1,210,400	1,217,100
Other amounts	-	61,500
	$ 3,787,700	$ 1,278,600

5. RELATED PARTY TRANSACTIONS

Due from affiliates also includes receivables from PY (USA) for $4,411,400, Prebon Financial Products Inc. for $523,100, and TPHC for $1,037,500. These receivables are non-interest bearing advances and are payable upon demand.

Due to affiliates include payables to Tullett Liberty Securities LLC for $100,900, and Prebon Energy Inc, for $114,300. These payables are non-interest bearing advances and are payable upon demand.

During the year, the Company paid a dividend of $2,250,000 to PY(USA).

As noted in footnote 2, the Company is included in the consolidated U.S. Federal income tax returns of TPHC (see note 7).

6. REGULATORY REQUIREMENTS

As a registered government securities broker-dealer and member of the NASD, the Company is subject to Part 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Rule"), which imposes certain capital requirements for registered government securities broker-dealers. The Rule provides that the Company must maintain minimum liquid capital, as defined, equal to the greater of 120% of total haircuts, as defined, or 100% of haircuts plus $100,000. At December 31, 2006, the Company had liquid capital before haircuts of $10,069,400, which exceeded requirements by $9,759,900. Total haircuts were $209,500.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

7. INCOME TAXES

Deferred tax assets of $76,300 arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

8. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2006, there were no pending legal actions against the Company.

Guarantees - In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right

to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2006, the Company has recorded no liabilities with respect to these obligations.

10. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2006.

With the exception of regulatory restrictions (see Note 6), there were no additional restrictions on the Company's ability to pay dividends.

11. MARKET AND CREDIT RISK

The Company's brokerage activities include execution of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an on-going basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). The GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction.. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2006, was approximately $172,234,400. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Prebon Securities (USA) Inc.
101 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of Prebon Securities (USA) Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Section 405.2 in the following: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the SEC and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END